SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

08C05749

SUPPL

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

October 31, 2008

RECEIVED
2008 NOV -7 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

October 1, 2008	Stock Exchange Announcement – Total Voting Rights
October 2, 2008	Stock Exchange Announcement – Holding(s) in Company
October 3, 2008	Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
NOV 13 2008
THOMSON REUTERS

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By:
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-131.doc
T: 111508

REG-Electrocomponents Total Voting Rights

Released: 01/10/2008
com:20081001:RnsA7937E

RNS Number : 7937E

Electrocomponents PLC

01 October 2008

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 30 September 2008, Electrocomponents plc's capital consists of 435,360,672 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,360,672.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE

Company Secretary

1 October 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

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REG-Electrocomponents Holding(s) in Company

Released: 02/10/2008
com:20081002:RnsB9409E

RNS Number : 9409E

Electrocomponents PLC

02 October 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Electrocomponents
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Transitional Notification

3. Full name of person(s) subject to the notification obligation: Sprucegrove Investment Management
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): September 29, 2008
6. Date on which issuer notified: September 30, 2008
7. Threshold(s) that is/are crossed or reached: 8.00%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
	34,692,764	34,692,764	35,557,354	35,557,354		8.17	

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument   Expiration date xiii   Exercise/ Conversion Period/ Datexiv   Number of voting rights that may be acquired if the   % of voting rights

instrument is exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
35,557,354	8.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	
14. Contact name:	Ian Haslegrave
15. Contact telephone number:	01865 207491
16. Date	2 October 2008

Notes

END

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REG-Electrocomponents Holding(s) in Company

Released: 03/10/2008
com:20081003:RnsC0847F

.

RNS Number : 0847F

Electrocomponents PLC

03 October 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of
ELECTROCOMPONENTS PLC
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):____
3. Full name of person(s) subject to the notification
OppenheimerFunds Inc (OFI) and Baring Asset Management Limited
obligation: (Baring)
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold October 1,
2008
is crossed or reached if different):
6. Date on which issuer notified: October 3,
2008
7. Threshold(s) that is/are crossed or reached: OFI
independently crossed4% (crossed to 4.0101%)
8. Notified details:
Liz.Batman@electrocomponents.com

Company

Secretary:

Ian

Haslegrave

Electrocomponentsplc

International

Management Centre

8050

OxfordBusinessParkNorth Oxford OX4 2HW

Tel: +44 1865

204000

Fax: +44 1865

207400

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of
Voting Rights Number of shares Number of voting rights % of voting rights

Direct Direct Indirect Direct Indirect
GB0003096442
OFI 17,392,795 17,392,795
17,419,305 17,419,305 4.001%
Baring 72,400 72,400
65,900 65,900 .015%

Total 17,465,195 17,465,195
17,485,205 17,485,205 4.016%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights

instrument is exercised/ converted.

Total (A+B)
Number of voting rights % of voting rights
17,485,205 4.016%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
OppenehimerFunds, Inc. owns, as of 10/1/08,17,419,305 shares equal to 4.001% of the shares outstanding .
Baring Asset Management Limited owns, as of 10/1/08, 65,900 shares equal to .015% of the shares outstanding .
Shares outstanding: 435,360,672

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting

rights:

13. Additional information:
14. Contact name:
Ian Haslegrave
15. Contact telephone number: 01865 207491
16. Date: 3 October 2008

END

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END